SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                 Ryanair's SEPTEMBER Traffic Grows 17%
The following are passenger and load factor statistics for September 2009 for Ryanair, the world's largest international scheduled airline.

	Sept 08	Sept 09	Increase	12 mth to 30 Sept 09
Passengers (m) [1]	5.23M	6.12M	+ 17%	63.3M
Load Factor [2]	84%	85%	+ 1%	82%

  Represents the number of earned seats flown by Ryanair.
  Represents the number of passengers as a proportion of the number of seats available for passengers.
Ryanair's Stephen McNamara said:
"Ryanair carried three times British Airways UK/ Europe passengers, and more than double the total number of British Airways passengers in September as millions of passengers continue to switch from high fares, frequently delayed airlines to Ryanair's low fares, on-time flights. Ryanair continues to carry more international passengers than any other airline, making Ryanair the World's favourite airline".

Ends.

                                Monday, 5
th
 October 2009

For further information:

Stephen McNamara - Ryanair

Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271

               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 October, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary